SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders

  On June 28, 2001, the Fund held a Special Meeting of Shareholders to elect seven Trustees of the Trust.

  The following are the Trustees who were elected at the Special Meeting. This list includes all Trustees that are now in office: George H. Stewart, Robert H. Dunker, Pierre de St. Phalle, Jeffrey H. Boyd, Joseph E. Breslin, Susan V. Machtiger and Tracy L. Nixon.

  The results of the election of Trustees are as follows:

Name of Trustee	Affirmative Votes	Negative Votes
George H. Stewart	42,258,883.49	2,131.80
Robert H. Dunker	42,258,297.75	2,717.54
Pierre de St. Phalle	42,258,859.76	2,155.53
Jeffrey H. Boyd	42,256,876.59	4,138.70
Joseph E. Breslin	42,258,925.11	2,090.18
Susan V. Machtiger	42,258,120.68	2,894.62
Tracy L. Nixon	42,258,015.01	3,000.29